CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Offsite Docs Inc.

We hereby consent to the use in this Registration Statement (the "Registration Statement") on Form S-l of (Form No: 333-176379) our report dated October 7,2011, relating to the balance sheet of Offsite Docs Inc. (a development stage company) (the "Company") as of July 31, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the period from March 30, 2011 (inception) through July 31, 2011, which report includes an explanatory paragraph as to substantial doubt about the Company's ability to continue as a going concern, appearing in such Registration Statement. We also consent to the reference to our firm under the Caption "Experts" in such Registration Statement.

/s/ Timothy A. Coons, CPA

October 7, 2011